UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on June 21, 2013 regarding Voting Results for Proposals Acted upon at the 144th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 24, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

(Translation)

This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

[Cover]

Document to be filed:	Extraordinary Report

Filing to:	Director-General of the Kanto Local Finance Bureau

Date of filing:	June 21, 2013

Company name (Japanese):	(Kabushiki Kaisha Komatsu Seisakusho)

Company name (English):	Komatsu Ltd.

Title and name of representative:	Tetsuji Ohashi, President and Representative Director

Location of head office:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, Executive Officer and General Manager of General Affairs Department

Place of contact:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, Executive Officer and General Manager of General Affairs Department

Places where the document to be filed is available for public inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi-kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka City, Osaka)

1. Reason for filing

At the 144th Ordinary General Meeting of Shareholders of Komatsu Ltd. held on June 19, 2013, resolutions of items for resolution were made, therefore, this Extraordinary Report is filed pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. of Japan.

2. Content of report

(1)	Date of the General Meeting of Shareholders

June 19, 2013

(2)	Detail of the items for resolution

Item 1:	Appropriation of Surplus

The year-end dividend (year-end dividend of surplus) will be JPY 24 per one (1) common share of the Company.

Item 2:	Election of Ten (10) Directors

Messrs. Kunio Noji, Tetsuji Ohashi, Mikio Fujitsuka, Fujitoshi Takamura, Kensuke Hotta, Noriaki Kano, Kouichi Ikeda, Hisashi Shinozuka, Kazunori Kuromoto and Masanao Mori will be elected as Directors.

Item 3:	Election of Two (2) Audit & Supervisory Board Members

Messrs. Kunihiro Matsuo and Koji Yamada will be elected as Audit & Supervisory Board Members.

Item 4:	Payment of Bonuses for Directors

The Company will pay bonuses within the range of JPY 230 million in total to the ten (10) Directors who were in office as of the end of the 144th fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

The Company will issue Stock Acquisition Rights without consideration of no more than 2,358 units (the maximum number of common stock of the Company subject to Stock Acquisition Rights shall be 235,800 shares) as stock-based remuneration to employees of the Company and Directors of major subsidiaries of the Company and the Company’s Board of Directors will be given the authority to issue such Stock Acquisition Rights.

(3)	Number of voting rights that were exercised as the manifestation of the intention of approval, disapproval or abstention for the items for resolution; requirements for adoption thereof; and resolution results thereof

Items for Resolution	Approved	Disapproved	Abstained	Requirement for Adoption	Resolution Result (Approval Ratio)
Item 1	7,072,010	4,452	14,535	(Note 1)	Approved	(97.83%)

Item 2				(Note 2)
Mr. Kunio Noji	6,942,216	133,781	15,020		Approved	(96.03%)
Mr. Tetsuji Ohashi	6,954,848	121,149	15,020		Approved	(96.21%)
Mr. Mikio Fujitsuka	6,979,174	96,825	15,020		Approved	(96.54%)
Mr. Fujitoshi Takamura	6,979,115	96,884	15,020		Approved	(96.54%)
Mr. Kensuke Hotta	6,827,501	248,495	15,020		Approved	(94.45%)
Dr. Noriaki Kano	7,046,341	29,658	15,020		Approved	(97.47%)
Mr. Kouichi Ikeda	7,045,403	30,596	15,020		Approved	(97.46%)
Mr. Hisashi Shinozuka	6,979,157	96,224	15,638		Approved	(96.54%)
Mr. Kazunori Kuromoto	6,961,308	114,073	15,638		Approved	(96.30%)
Mr. Masanao Mori	6,979,013	96,368	15,638		Approved	(96.54%)

Item 3				(Note 2)
Mr. Kunihiro Matsuo	5,658,686	1,415,252	17,043		Approved	(78.28%)
Mr. Koji Yamada	6,683,755	390,186	17,043		Approved	(92.46%)

Item 4	6,719,722	347,686	23,746	(Note 1)	Approved	(92.95%)

Item 5	6,764,217	311,826	15,105	(Note 3)	Approved	(93.57%)

Notes:

1.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.
2.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.
3.	The requirement for adoption is two thirds or more of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.
4.	The approval ratio was calculated by adding the number of voting rights of all of the shareholders present at the meeting to the denominator.

(4)	Reason why a portion of the number of voting rights of the shareholders present at the meeting were not included in the number of voting rights

By regarding the number of voting rights exercised by the date immediately before the date of the meeting and the number of voting rights of some of the shareholders present at the meeting whose intention of approval or disapproval of each item was confirmed as the total number of voting rights, the requirement for adoption of each item was satisfied and resolutions have been legally adopted pursuant to the Companies Act of Japan. Therefore, the number of voting rights whose intention of approval, disapproval or abstention was not confirmed has not been included in the calculation.

END

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